AB 3/11

08029481

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail
Mail Processing
Section

MAR 03 2008

Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crestview Securities, Inc.

OFFICIAL USE ONLY
08445
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 Post Road East, Suite One
(No. and Street)

Westport (City) CT (State) 06880-4403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman M. Marland (203) 222-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lye & Lye, P.C.
(Name – *if individual, state last, first, middle name*)

One Evergreen Avenue (Address) Hamden (City) CT (State) 06518 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/21

OATH OR AFFIRMATION

I, Norman M. Marland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crestview Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norman M. Marland
Signature

President
Title

Marshall L. Michelson
Notary Public

MARSHALL L. MICHELSON
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditor's Report on Internal Accounting Control
(p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Account Pursuant to Rule 17a-5

CRESTVIEW SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Lye & Lye, P.C.
Certified Public Accountants
One Evergreen Avenue
Hamden, CT 06518

Leonard F. Lye, II
Ruth R. Lye

Phone: (203) 281-3231
Fax: (203) 230-0174
Email: lyecpas@snet.net

INDEPENDENT AUDITOR'S REPORT

Mr. Norman M. Marland, President
Crestview Securities, Inc.
431 Post Road East
Westport, CT 06880

We have audited the accompanying statement of financial condition of Crestview Securities, Inc. (a Subchapter S Corporation) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crestview Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lye & Lye, P.C.

Lye & Lye, P.C.
Hamden, Connecticut
February 22, 2008

CRESTVIEW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS		
Current Assets:		
Cash	$	90,072
Cash Segregated under Federal and other Regulations		29
Commissions Receivable		8,969
TOTAL ASSETS	$	99,070

LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts Payable	$	4,875
Total Current Liabilities		4,875
Stockholder's Equity:		
Common Stock, par value $.10, 5,000 shares authorized, 1,100 shares outstanding		110
Capital in Excess of Par		23,140
Retained Earnings		35,945
Total Stockholder's Equity		59,195
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	64,070

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
Commission Income	$ 336,333
Interest & Dividends	63
TOTAL INCOME	336,396
EXPENSES	
Commission Expense	270,000
Rent	12,000
Professional Fees	9,602
Regulatory Fees	4,347
Utilities	4,048
Office Supplies	1,225
Interest Expense	328
Insurance	250
Seminars	130
Bank Fees	21
TOTAL EXPENSES	301,951
INCOME BEFORE STATE INCOME TAXES AND EXTRAORDINARY ITEM	34,445
STATE INCOME TAXES	250
INCOME BEFORE EXTRAORDINARY ITEM	34,195
EXTRAORDINARY ITEM	35,000
NET INCOME	$ 69,195

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Capital in Excess of Par	Retained Earnings	Total
Balance, January 1, 2007	$ 110	$ 23,140	$ 134,623	$ 157,873
Net Income			34,195	34,195
Distribution to Shareholder			(132,873)	(132,873)
Balance, December 31, 2007	$ 110	$ 23,140	$ 35,945	$ 59,195

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	34,195
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in commissions receivable		57,078
Decrease in miscellanous receivable		332
Decrease in accounts payable		(225)
NET CASH PROVIDED BY OPERATING ACTIVITIES		91,380
CASH FLOWS FROM FINANCING ACTIVITES		
Distribution to shareholder		(132,873)
NET CASH USED BY FINANCING ACTIVITIES		(132,873)
NET DECREASE IN CASH		(41,493)
CASH AT BEGINNING OF YEAR		96,594
CASH AT END OF YEAR	$	55,101

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

State Income Taxes Paid	$	250
Interest Paid	$	328

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. Summary of Significant Accounting Policies

Accounting Basis
The books and records of the Company are kept on the accrual basis for financial reporting and income tax purposes. The accompanying financial statements represent the transactions of the Company for the year ended December 31, 2007.

Cash Flows
For purposes of the statement of cash flows, the Company considers cash to consist of cash on hand, undeposited checks, and balance in correspondent bank account adjusted for reconciling items. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2007.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2. Concentration of Credit Risk

Cash Balance
The Company maintains its cash accounts in bank deposit accounts. Cash in the checking account at times exceeded $100,000 during the year. The checking account is secured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts. The Company believes they are not exposed to any significant credit risk.

Activity
The Company sells shares in investment companies, private placements of stocks, bonds and limited partnerships and other investment products to customers in various states throughout the country in which counterparties primarily include private investment firms. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Commissions earned from the investment company are received within one month.

CRESTVIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $94,195, which was $89,195 in excess of its required net capital of $5,000. The Company's net capital ratio was .0518 to 1.

4. Cash Segregated Under Federal and Other Regulations

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. The Company claims exemption from Rule 15c3-3 based upon Section 15c3-3(k)(2)(A). The Company maintains a "Special Account for the Exclusive Benefit of Customers".

5. Income Taxes

The Company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for Federal income taxes has been included in the financial statements.

The state income tax provision relates to income taxes due in certain states which do not recognize the Company's "S" corporation status or which have minimum tax amounts.

No audits by the Internal Revenue Service or State Tax Agencies have been conducted since the Company's inception.

6. Related Party Transactions

The Company pays commissions to Norman M. Marland, the Company's sole shareholder and president. During the year ended December 31, 2007, he was paid $270,000, which is included in commissions expense on the statement of income.

7. Operating Lease

The Company occupies office facilities, which are leased by the president and sole shareholder, Norman M. Marland. The lease agreement, which expires in May 2008, requires a monthly rent of $1,000. Although the Company is not legally bound under the lease, the Company paid $12,000, as it's share of the rent, during the year, which is included as rent expense on the income statement.

8. Extraordinary Item

In 2007, each member of the NASD received an equal, one-time payment, in the amount of $35,000, for the consolidation of the NASD and NYSE Member Regulation.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CRESTVIEW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net Capital	
Stockholder's Equity	$ 94,195
Net Capital December 31, 2007	$ 94,195
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and other Accrued Expenses	$ 4,875
Total Aggregate Indebtedness	$ 4,875
Computation of Basic Net Capital Requirement	
Minimum Net Capital Requirement	$ 5,000
Excess Net Capital	$ 89,195
Excess Net Capital at 1000 Percent	$ 93,707
Ratio of Aggregate Indebtedness to Net Capital	.0518 : 1

See Accompanying Notes and Accountant's Report.

Lye & Lye, P.C.
Certified Public Accountants
One Evergreen Avenue
Hamden, CT 06518

Leonard F. Lye, II
Ruth R. Lye
Phone: (203) 281-3231
Fax: (203) 230-0174
Email: lyecpas@snet.net

Schedule II

CRESTVIEW SECURITIES, INC.
AUDITOR'S STATEMENT ON NET CAPITAL

Mr. Norman Marland, President
Crestview Securities Inc.
431 Post Road East
Westport, CT 06880

Dear Mr. Marland,

No material differences exist between the audited and unaudited computations submitted by the Corporation of net capital and aggregate indebtedness pursuant to the Securities and Exchange Commission Rule 15c3-1 as of December 31, 2007.

Lye & Lye, P.C.

Lye & Lye, P.C.
Hamden, Connecticut
February 22, 2008

Lye & Lye, P.C.
Certified Public Accountants
One Evergreen Avenue
Hamden, CT 06518

Leonard F. Lye, II
Ruth R. Lye
Phone: (203) 281-3231
Fax: (203) 230-0174
Email: lyecpas@snet.net

Report on Internal Control Required by SEC Rule 17a-5 for a Broker - Dealer Claiming an Exemption From SEC Rule 15c3-3

Mr. Norman Marland, President
Crestview Securities, Inc.
431 Post Road East
Westport, CT 06880

In planning and performing our audit of the financial statements of Crestview Securities, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the deficiencies described below to be significant deficiencies.

1. Inadequate segregation of duties within a significant account or process.
2. Allowance of sole shareholder/management to override controls.
3. Inadequate documentation of the components of internal control.
4. Inadequate design of monitoring controls used to assess the design and operating effectiveness of the entity's internal control over time.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We did not consider any of the significant deficiencies described above to be material weaknesses.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lye & Lye, P.C.

Lye & Lye, P.C.
Hamden, Connecticut
February 22, 2008

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer
Name: Crestview Securities, Inc.
Address: 431 Post Road East, Suite 1
Westport, CT 06880
Telephone: 203-222-0333
SEC Registration Number: 8-25357
FINRA Registration Number: 08445

(ii) Accounting Firm
Name: Lye & Lye, P.C.
Address: One Evergreen Avenue
Hamden, CT 06518
Telephone: 203-281-3231
Accountant's State Registration Number: License #2238

(iii) Audit date covered by the Agreement: December 31, 2007

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - -
(check one)
( ) is for the annual audit only for the fiscal year ending 2 *
(X) is of a continuing nature providing for successive annual audits.
- if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: Norman M Marland

Name: Norman M. Marland
(By Firm's FINOP or President)

Title: President Date: 2/22/08

END